Exhibit 99.1

Tarena Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price and Expects to Regain Compliance after the ADS Ratio Change

BEIJING, December 14, 2021 /PRNewswire/ — Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of adult professional education and childhood & adolescent quality education services in China, today announced that it received a written notification from the Staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated December 10, 2021, indicating that because the closing bid price of the Company’s American Depositary Shares (“ADSs”) for the last 30 consecutive business days was below US$1.00 per share, the Company no longer meets the minimum bid price requirement for the Nasdaq Global Select Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 calendar days, or until June 8, 2022. The Company can cure this deficiency if the closing bid price of its ADS is $1.00 per share or higher for at least ten consecutive business days during the grace period.

As previously announced on December 1, 2021, the Company is in the process of changing the ratio of its ADSs to its Class A ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one (1) ADS to one (1) Class A ordinary share to a new ADS Ratio of one (1) ADS to five (5) Class A ordinary shares, which is expected to become effective on or about December 23, 2021, subject to the SEC having declared the post-effective amendment to the ADS Registration Statement on Form F-6 to be effective. As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally. The Company believes that the change in the ADS ratio will help the Company to regain compliance with the minimum bid price requirement. However, the Company can give no assurance that this goal will be achieved.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and childhood and adolescent quality education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers childhood and adolescent quality education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

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Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn

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